Filed Pursuant to Rule 424(b)(3)

Registration No. 333-231736

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 6, 2019)

2,863,768 Units of Stapled Securities

representing

2,863,768 Ordinary Shares and

$494,314,994.48 original issuance amount of

1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

655,094 Ordinary Shares

Vantage Drilling International

Stapled Securities and Ordinary Shares

This is supplement no. 8 to the prospectus dated June 6, 2019 that relates to the offer and resale of up to (a) an aggregate of 2,863,768 units of stapled securities (the “Stapled Securities”) (including the ordinary shares (the “Ordinary Shares” or “New Shares”) of Vantage Drilling International (the “Company”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) and (b) an aggregate of 655,094 Ordinary Shares that are not part of any Stapled Securities, of Vantage Drilling International by the selling holders identified in the prospectus. As of February 10, 2016, the original issuance date thereof, each Stapled Security initially represented one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes” or “Convertible Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes accrues at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) on June 30 and December 31 of each year by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders. On December 4, 2019, all of the outstanding Notes were converted into Ordinary Shares.

The selling holders may offer Ordinary Shares from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

There is no established public trading market for our Ordinary Shares.

Recent Developments

We have attached to this prospectus supplement the Form 8-K of the Company filed on January 24, 2020. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated June 6, 2019, as supplemented from time to time.

Investing in our Ordinary Shares involves risks. See the section entitled “Risk Factors” in the prospectus and in our annual report on Form 10-K for the year ended December 31, 2018, as amended by our annual report on Form 10-K/A for the year ended December 31, 2018 (as so amended, the “Annual Report”), and our subsequent filings with the Securities and Exchange Commission, which are incorporated by reference therein, for a discussion of certain risks that you should consider before buying Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 24, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 21, 2020

Vantage Drilling International

(Exact name of registrant as specified in its charter)

Cayman Islands	333—231736	98-1372204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Vantage Energy Services, Inc.

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Address of principal executive offices) (Zip Code)

(281) 404-4700

(Registrant’s telephone number, including area code)

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 8.01.	Other Events.

On January 21, 2020, the board of directors of Vantage Drilling International (“VDI,” “we” or “us”) approved a change to VDI’s tax status, and on January 22, 2020, VDI filed an election (the “Election”) with the Internal Revenue Service (the “IRS”) to be treated as a partnership, rather than a corporation, for U.S. federal income tax purposes, with an effective date retroactive to December 9, 2019.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to holders of our ordinary shares in connection with the Election and in respect of holding equity interests in an entity treated as a partnership for U.S. federal income tax purposes. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), legislative history, applicable U.S. Treasury Regulations (“Treasury Regulations”), judicial authority and administrative interpretations, all as in effect on the date of this Current Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion is limited to shareholders who hold their ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholder that may be subject to special tax rules (including brokers or dealers in securities or currencies, traders in securities that have elected the mark-to-market method of accounting for their securities, U.S. Holders (as defined below) whose functional currency is not the U.S. Dollar, persons holding our ordinary shares as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction, certain U.S. expatriates, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes), persons that actually or under applicable constructive ownership rules own 10% or more of our ordinary shares (by vote or value), individual retirement accounts and other tax deferred accounts and, except to the extent discussed below, tax-exempt organizations).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our ordinary shares should consult their tax advisors to determine the appropriate tax treatment of the Election and the partnership’s ownership of our ordinary shares.

This discussion does not address any U.S. estate tax considerations, the Medicare tax on net investment income, the alternative minimum tax, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the Election and the ownership or disposition of our ordinary shares.

As used in this Current Report, a “U.S. Holder” is a beneficial owner of our ordinary shares as of the effective date of the Election that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that was organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or such trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

As used in this Current Report, a “Non-U.S. Holder” is a beneficial owner of our ordinary shares as of the effective date of the Election (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Tax Treatment of the Election

While VDI was previously treated as a corporation for U.S. federal income tax purposes, VDI has elected to be treated as a partnership for U.S. federal income tax purposes, effective as of December 9, 2019. Under the Code, the change from corporate to partnership tax status should be treated as a deemed taxable liquidation of VDI under Section 331 of the Code and a distribution of all of our assets and liabilities to our shareholders immediately before the close of December 8, 2019, immediately followed by a deemed contribution by our shareholders of our assets and liabilities to a newly formed partnership (subject to the discussion below regarding the Special Cash Distribution) in exchange for equity in the partnership in a tax-free transaction under Section 721 of the Code. U.S. Holders recognized gain or loss upon the deemed receipt of the assets and liabilities equal to the difference between (i) the amount of cash plus the fair market value of the non-cash assets they were deemed to receive (less the amount of liabilities assumed) and (ii) the adjusted tax basis in their ordinary shares at the effective time of the Election. Any such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, at the effective time of the Election, the U.S. Holder held the ordinary shares for more than one year. The deductibility of losses is subject to certain limitations. To the extent required to take a position, VDI intends to report the amount of the special cash distribution of $525 million on December 17, 2019 (the “Special Cash Distribution”) as being distributed to, and retained by, our shareholders as part of the deemed liquidation with no further deemed contribution of such cash to VDI.

The U.S. federal income tax consequences to U.S. Holders of the deemed liquidation could be materially different from those described above if, at any time during a holder’s ownership of ordinary shares, we were classified as a passive foreign investment company (a “PFIC”). For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for any taxable year if either: (i) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, we would be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more of the stock (by value). Based upon our income, assets and activities, we do not believe we were a PFIC in 2019, and while we have not undertaken a detailed analysis for prior years, we do not believe we were a PFIC in any such prior year either. However, there can be no assurance that we were not a PFIC in any such year. If it is determined that we were a PFIC during any year in which our ordinary shares were held by a U.S. Holder, such U.S. Holder generally will be subject to increased U.S. tax liabilities with respect to the deemed liquidation resulting from the Election. U.S. Holders should consult their own tax advisors regarding the consequences of the Election if we were determined to be a PFIC.

Any gain realized by a Non-U.S. Holder on the deemed liquidation generally will not be subject to U.S. federal income tax unless the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States or such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the deemed liquidation and certain conditions are met.

If a Non-U.S. Holder’s gain is effectively connected with its conduct of a trade or business in the United States, such Non-U.S. Holder generally will be subject to U.S. federal income tax on the net gain derived from the deemed liquidation in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of its earnings and profits for the taxable year (which will include any effectively connected gain) subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States. A Non-U.S. Holder that is an individual subject to tax by reason of his or her presence in the United States as described above will be subject to a flat 30% U.S. federal income tax on the gain, which may be offset by U.S. source capital losses, even though such Non-U.S. Holder is not considered a resident of the United States. Such holders are urged to consult their tax advisors regarding the tax consequences of the deemed liquidation.

Tax Treatment of U.S. Holders of Ordinary Shares Post-Election

General. Subject to the discussion set forth in the next paragraph, because of VDI’s classification as a partnership for U.S. federal income tax purposes, a U.S. Holder will be required to take into account its allocable share of items of income, gain, loss, deduction and credit of VDI for each taxable year of VDI ending with or within the U.S. Holder’s taxable year, regardless of whether any distribution has been or will be received from VDI. Each item generally will have the same character and source (either U.S. or foreign) as though the U.S. Holder had realized the item directly. Taxable income allocated to a U.S. Holder may exceed cash distributions, if any, made to such holder, in which case such holder would have to satisfy tax liabilities arising from an investment in VDI from such holder’s own funds. As a consequence, U.S. Holders may owe tax on “phantom” income.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may, unless an exception applies, nonetheless be taxable as a corporation if it is a “publicly traded partnership.” An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the partnership are traded on an established securities market or (2) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. It is likely that VDI is treated as a publicly traded partnership. However, an exception to taxation as a corporation, referred to as the “Qualifying Income Exception,” exists if at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the 1940 Act.

Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

VDI expects that it meets and will continue to meet the Qualifying Income Exception. It is the opinion of Sidley Austin LLP that we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes based on certain assumptions and factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income. However, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

The remainder of this discussion assumes that we are and will continue to be treated as a partnership for U.S. federal income tax purposes as a result of the Election.

Holding Period and Tax Basis. A U.S. Holder’s holding period in the ordinary shares will generally be considered to have begun on the effective date of the Election (i.e., December 9, 2019). The holding period in the ordinary shares will not include the period the holder held the ordinary shares prior to the effective date of the Election.

A U.S. Holder’s initial tax basis in its ordinary shares following the effective date of the Election will, in general, be equal to the cash and the fair market value of the assets deemed contributed to the “new” partnership by such U.S. Holder (which, as described above, would not include the cash for the Special Cash Distribution) after the deemed liquidation described above. The tax basis will be increased by a U.S. Holder’s allocable share of the income and liabilities of VDI, and decreased by distributions it has received from VDI and its allocable share of losses and reductions in such liabilities. If cash distributed or deemed distributed to a U.S. Holder in any year exceeds that holder’s share of the taxable income of VDI for that year, the excess will reduce the tax basis of the holder’s ordinary shares and any distribution in excess of such basis will result in taxable gain.

Limits on Deductions for Losses and Expenses. Various VDI expenses and losses allocable to U.S. Holders may be subject to limits on their deductibility for U.S. federal income tax purposes. For example, each U.S. Holder will not be entitled to deduct its share of VDI’s losses in excess of its tax basis at the end of the tax year of VDI in which such losses are recognized.

“At Risk” and “Passive Activity Loss” Limitations. Individuals, estates, trusts and certain closely-held “C” corporations may not deduct VDI losses that exceed the amount that the U.S. Holder has “at risk” in VDI under the rules of section 465 of the Code or may be subject to the passive activity loss limitation under the rules of Section 469 of the Code. The amount at risk of a U.S. Holder is determined under Section 465(b) of the Code and generally will equal the adjusted basis of the U.S. Holder in the ordinary shares (unless the U.S. Holder has financed its investment with certain types of nonrecourse borrowing, in which case the at risk amount may be less than the U.S. Holder’s adjusted basis in the ordinary shares). A U.S. Holder may carry forward losses in excess of its amount at risk and use those losses upon increasing its amount “at risk.” In addition, to the extent that VDI generates any losses from “passive activities,” such losses will be suspended for U.S. federal income tax purposes and will only be allowed as an offset to passive activity income from VDI in future years or allowed as a loss upon the complete disposition of a holder’s interest in VDI.

The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, U.S. Holders should consult their tax advisors with respect to the application of these limitations to VDI.

Indirect Interests in PFICs. U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through VDI in a PFIC after VDI is treated as a partnership. U.S. Holders would be subject to a special, adverse U.S. federal income tax regime if we held an equity interest in a PFIC while we are treated as a partnership. In general, a non-U.S. corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which we hold stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.

We currently have two directly-held subsidiaries, Vantage Deepwater Company (“VDEEP”) and Vantage Holdings International (“VHI”). Based upon the nature of the current and projected income and activities of VHI, which is the holding company for our operating businesses, we do not expect that VHI is or will be treated as a PFIC in the foreseeable future. However, the determination of whether a corporation is a PFIC is a factual determination made annually and thus may be subject to change. In addition, the application of the PFIC rules to a company and business such as ours also is not entirely clear. Therefore, there can be no absolute assurance that VHI or any other subsidiary we own in the future will not be classified as a PFIC. Because VDEEP’s assets are now primarily limited to cash and other liquid fixed-income investments, however, VDEEP may have been a PFIC in 2019 and likely will continue to be treated as a PFIC for the foreseeable future. Assuming such treatment, a U.S. Holder would be deemed to own VDEEP for purposes of the PFIC rules after VDI became a partnership. Such a U.S. Holder will be subject to a special tax at ordinary income tax rates on so-called “excess distributions” (within the meaning of Section 1291 of the Code) from VDEEP, including its pro rata share of any gain realized on a disposition of VDEEP by VDI or any gain indirectly realized by such U.S. Holder with respect to VDEEP on the disposition by such U.S. Holder of its ordinary shares (which may arise even if the U.S. Holder realizes a loss on such sale). The amount of income tax on excess distributions will be increased by an interest charge to compensate for tax deferral calculated as if excess distributions were earned ratably over the period the U.S. Holder held its interest in VDEEP. No distributions received in the taxable year in which a U.S. Holder’s holding period in the ordinary shares begins (i.e., from and after December 9, 2019) will be considered excess distributions.

A U.S. Holder may be able to make an election to treat VDEEP as a qualified electing fund (“QEF”) to avoid the application of the foregoing rules with respect to excess distributions and dispositions. If a US Holder makes a QEF election, the U.S. Holder would be currently taxable on its pro rata share of VDEEP’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year for which VDEEP is classified as a PFIC, regardless of whether the U.S. Holder received any distributions from VDI. A U.S. Holder whose QEF election is effective after the first taxable year in which VDEEP is a PFIC during the holder’s holding period in the ordinary shares will continue to be subject to the excess distribution rules unless a purging election is made as described below. A U.S. Holder that makes a QEF election for VDEEP’s 2019 taxable year, however, generally will be required to include in ordinary income such holder’s share of VDEEP’s ordinary earnings and to include in long-term capital gain income such holder’s pro rata share of VDEEP’s net capital gain for the entire 2019 taxable year pro rated for the period VDI was a partnership. This may result in a significant amount of phantom income for a U.S. Holder. Accordingly, U.S. Holders should consult their tax advisors as to the advisability of instead making a QEF election with respect to VDEEP for 2020 and also electing to make a purging election under Section 1291(d)(2) of the Code, pursuant to which a U.S. Holder would recognize as an excess distribution any gain that the U.S. Holder would have recognized if the shares in VDEEP were sold for their fair market value on January 1, 2020. It is not expected that any such gain would be material given VDI’s tax basis in VDEEP following the deemed taxable liquidation of VDI as of the effective date of the Election and the nature of VDEEP’s assets.

Because it likely will not be advantageous for U.S. Holders to make a QEF election with respect to VDEEP’s 2019 taxable year, we will not provide U.S. Holders with the information necessary to make a QEF election for 2019. For 2020 and future taxable years, we intend to provide this information with respect to VDEEP in a timely manner to U.S. Holders who have made a written request to VDI for that information. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of owning an indirect interest in a PFIC.

Sale or Disposition. A U.S. Holder that sells or otherwise disposes of ordinary shares in a taxable transaction generally will recognize gain or loss equal to the difference, if any, between the amount realized from the sale or exchange and the U.S. Holder’s adjusted basis in the ordinary shares. The amount realized from the sale or exchange will include such holder’s share of VDI’s liabilities outstanding at the time of the sale or exchange. Gain or loss will generally be capital gain or loss (and will be long-term capital gain or loss if the ordinary shares were held (as interests in a partnership) for more than one year on the date of such sale or exchange) if the ordinary shares were held as a capital asset and VDI would have recognized capital gain or loss on a sale of its assets. Long-term capital gain of individuals is currently taxed at reduced rates. However, gain attributable to PFICs owned by VDI may be treated as ordinary income. Moreover, a U.S. Holder will recognize ordinary income rather than capital gain with respect to the U.S. Holder’s allocable share of VDI’s “unrealized receivables.” In the event of a sale or other disposition of a U.S. Holder’s ordinary shares at any time other than the end of VDI’s taxable year, the share of income and losses of VDI for the year of disposition attributable to such ordinary shares transferred will be allocated for U.S. federal income tax purposes between the transferor and the transferee on either an interim closing-of-the-books basis or a pro rata basis reflecting the respective periods during such year that each of the transferor and the transferee owned the ordinary shares.

Section 754 Election. VDI may make an election under section 754 of the Code. In this event, upon a sale or other disposition of ordinary shares by a holder, the tax basis of VDI’s assets will be adjusted with respect to the transferee of the ordinary shares to reflect any differences between the transferee’s purchase price and the transferor’s tax basis in such ordinary shares.

U.S. Holders should consult their tax advisors regarding the tax consequences to them of a sale or other disposition of ordinary shares.

Partnership Tax Returns and Audits. VDI may not be required to file a Form 1065 (U.S. Return of Partnership Income). However, even if we are not required to file Form 1065, we intend to provide U.S. Holders with tax information on a Schedule K-1 equivalent following the close of each calendar year. A U.S. Holder may not be able to complete and file its U.S. federal income tax return for any year until it receives a Schedule K-1 (or equivalent) from VDI for that year. However, VDI may be unable to provide timely Schedules K-1 (or equivalents) and other tax information to U.S. Holders, and U.S. Holders should be prepared to seek extensions of time to file their U.S. federal, state and local tax returns.

In addition, VDI’s tax returns, if filed or required to be filed, are subject to audit by the IRS or by state and local authorities, and the items set forth on such returns are subject to adjustment. An adjustment in any item reported on any such return may result in an adjustment to the tax liability of U.S. Holders. In addition, in certain situations, an audit could result in the imposition of a tax liability (including interest and penalties) on VDI for a prior taxable year. In this event, VDI could (1) require U.S. Holders to file amended tax returns with respect to prior taxable years to adjust their respective tax liabilities, (2) require U.S. Holders to adjust their respective tax liabilities in the current taxable year, or (3) pay the tax liability itself. It may not be possible or desirable to elect the first two of these options and, in this case, VDI may pay the tax liability itself. However, an IRS audit may not be resolved until a substantial time after the close of the taxable year to which the audit relates, and if VDI pays the tax liability itself, VDI (and, indirectly, holders of ordinary shares when VDI pays the tax liability) may bear a tax liability attributable to prior investors.

Special Reporting Requirements. A U.S. Holder will be required to report its deemed receipt of partnership interests in connection with the Election to the IRS on IRS Form 8865 Schedule O if (i) the U.S. Holder owns, directly or by attribution, immediately after the deemed contribution at least 10% of the ordinary shares or (ii) the value of property deemed contributed to us exceeds $100,000. Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus U.S. Holders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.

In addition, certain U.S. Holders who hold certain specified foreign financial assets, including ordinary shares in a foreign partnership not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Holders are encouraged to consult their tax advisors regarding the potential application of this disclosure requirement.

Any person that is required to file a U.S. federal income tax return or U.S. federal information return and participates in a “reportable transaction” (as defined in the Instructions for IRS Form 8886) in a taxable year is required to disclose certain information on IRS Form 8886 (or its successor form) attached to such person’s U.S. tax return for such taxable year (and also file a copy of such form with the IRS’s Office of Tax Shelter Analysis) and to retain certain documents related to the transaction. Various penalties and adverse consequences can result from a failure to file. A holder may be considered to participate in any reportable transactions entered into by VDI. A transaction in which a person claims a loss deduction in respect of the ordinary shares may be considered a reportable transaction if the amount of such loss exceeds certain thresholds (generally $2,000,000 in one year or $4,000,000 in any combination of years for individuals, and $10,000,000 in one year or $20,000,000 in any combination of years for corporations (excluding S corporations)). There is an exception for certain mark-to-market losses. The definition of reportable transaction is technical, and holders should consult their own tax advisors concerning any possible disclosure obligations under the reportable transaction rules with respect to their ownership or disposition of the ordinary shares in light of their particular circumstances.

Tax Treatment of U.S. Tax-Exempt Holders of Ordinary Shares Post-Election

Organizations exempt from U.S. federal income tax under Section 501(a) of the Code are subject to tax on “unrelated business taxable income” (“UBTI”). UBTI arises primarily as income from an unrelated trade or business regularly carried on or as income from “debt-financed” property. U.S. tax-exempt holders of ordinary shares generally would be subject to tax on their allocable shares of UBTI realized by VDI in the same manner as if such UBTI were realized directly by such organizations. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (i.e., indebtedness incurred in acquiring or holding property). As VDI has incurred “acquisition indebtedness” (e.g., VDI’s 9.250% Senior Secured First Lien Notes due 2023), U.S. tax-exempt holders of ordinary shares may be subject to the tax on UBTI on their investment (for so long as VDI is treated as a partnership for U.S. federal income tax purposes and has acquisition indebtedness).

U.S. tax-exempt holders of common shares are strongly encouraged to consult with their own tax advisors regarding all aspects of UBTI.

Tax Treatment of Non-U.S. Holders of Ordinary Shares Post-Election

VDI expects to conduct its affairs so that it will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes. As a consequence, VDI expects that Non-U.S. Holders will not be subject to U.S. federal tax on a net income basis with respect to the income of VDI, and that VDI will not be required to withhold tax under Section 1446 of the Code with respect to Non-U.S. Holders.

If, however, VDI were determined to be engaged in a trade or business within the United States for U.S. federal income tax purposes, and had income effectively connected therewith, then, in the case of a Non-U.S. Holder (a) the share of VDI’s income that is effectively connected with such trade or business that is allocable to such Non-U.S. Holder could be subject to U.S. federal income withholding tax at a rate equal to the highest applicable U.S. federal income tax rate and such holder could be required to file a U.S. federal income tax return and pay U.S. federal income tax on its allocable share of VDI’s net effectively connected income, (b) all or a portion of the gain on the disposition (including by redemption) of ordinary shares by such Non-U.S. Holder could be taxed as effectively connected income to the extent such gain is attributable to assets of VDI that generate effectively connected income, (c) if it is a corporation such income could be subject to an additional branch profits tax of 30% on its allocable share of VDI’s effectively connected earnings and profits, adjusted as provided by law (subject to reduction by any applicable tax treaty), and (d) such Non-U.S. Holder, whether or not a corporation, could be viewed as being engaged in a trade or business within the United States and as maintaining an office or other fixed place of business within the United States, and certain other income of such Non-U.S. Holder could be treated as effectively connected income (for example, a Non-U.S. Holder who, pursuant to an applicable tax treaty, is currently not subject to tax with respect to a trade or business within the United States because such holder does not have a permanent establishment in the United States could lose the benefits of the tax treaty as a result of its ownership of ordinary shares).

Information Reporting and Backup Withholding

Information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares to holders other than corporations or other exempt recipients. A “backup” withholding tax will apply to those payments if such holder fails to provide certain identifying information (such as such holder’s taxpayer identification number) and properly completed and signed applicable U.S. federal income tax certifications (generally, an IRS Form W-9 (or applicable successor form) in the case of U.S. Holders or the applicable IRS Form W-8 (or applicable successor form) (together with all appropriate attachments) in the case of Non-U.S. Holders). Non-U.S. Holders generally will be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding.

A Non-U.S. Holder that provides the applicable IRS Form W-8 (or applicable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a United States person, will not be subject to IRS reporting requirements and U.S. backup withholding. Information reporting and backup withholding may apply to the proceeds of a sale of ordinary shares made within the United States or conducted through certain U.S. related financial intermediaries, unless the payor receives the statement described above or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding collected from a payment will be eligible for a credit against the recipient’s U.S. federal income tax liability and may entitle the recipient to a refund, so long as the required information is timely furnished to the IRS. Information reporting requirements may apply regardless of whether withholding is required. U.S. Holders should consult their own tax advisors about any additional reporting requirements that may arise as a result of their holding or disposing of the ordinary shares. Significant penalties can apply if a U.S. Holder is required to disclose its ordinary shares and fails to do so.

Risk Factors

Below is a discussion of certain risks relating to the Election and the ownership of ordinary shares in VDI from and after the effective date of the Election. These risks are not intended as, and should not be construed as, an exhaustive list of relevant risk factors. There may be other risks that an existing or a prospective investor should consider that are relevant to their own particular circumstances or generally. VDI’s business, financial condition and results of operations and the value of its securities may also be affected by certain other risks, uncertainties and assumptions disclosed from time to time in VDI’s filings with the Securities and Exchange Commission.

U.S. Holders will be required to pay U.S. taxes on their share of our income even if they do not receive any cash distributions from us.

U.S. Holders will be required to pay U.S. federal income taxes and, in some cases, U.S. state and local income taxes on their share of our taxable income, whether or not they receive cash distributions from us. U.S. Holders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income.

Distributions we make may reduce a U.S. Holder’s tax basis in our ordinary shares, and therefore U.S. Holders may realize a greater gain on the disposition of their ordinary shares than they otherwise may expect, and may have a tax gain even if the price they receive in a disposition of the ordinary shares is less than their original tax basis.

If U.S. Holders sell their ordinary shares, they will recognize gain or loss for U.S. federal income tax purposes that is equal to the difference between the amount realized and their tax basis in those ordinary shares. Prior distributions in excess of the total net taxable income allocated decrease a U.S. Holder’s tax basis and will, in effect, become taxable income if ordinary shares are sold at a price greater than their tax basis, even if the price received is less than the holder’s original tax basis.

In the case of a disposition of our ordinary shares, our debt must be taken into account under the partnership tax accounting rules.

From time to time, we may incur debt for a variety of reasons. Under partnership tax accounting principles (which will apply to us if the qualifying income exception is met), our debt generally will be allocable to holders of our ordinary shares, and the holders will include their respective allocable shares of the debt in the U.S. federal income tax basis of their ordinary shares. A holder’s U.S. federal income tax basis in our ordinary shares will be adjusted for, among other things, distributions of cash, if any, and allocations of items of our income, gain, loss and deduction. At the time a U.S. Holder of our ordinary shares later sells its ordinary shares, for U.S. federal income tax purposes, the U.S. Holder’s amount realized on the sale will include not only the sales price of the ordinary shares but also the U.S. Holder ‘s portion of our indebtedness that is allocable to those ordinary shares.

U.S. tax-exempt holders and Non-U.S. Holders face unique U.S. tax issues from owning ordinary shares that may result in adverse U.S. tax consequences to them.

Organizations exempt from U.S. federal income tax under Section 501(a) of the Code are subject to tax on “unrelated business taxable income” (“UBTI”). UBTI arises primarily as income from an unrelated trade or business regularly carried on or as income from “debt-financed” property. U.S. tax-exempt holders of ordinary shares generally would be subject to tax on their allocable shares of UBTI realized by VDI in the same manner as if such UBTI were realized directly by such organizations. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (i.e., indebtedness incurred in acquiring or holding property). As VDI has incurred “acquisition indebtedness” (e.g., VDI’s 9.250% Senior Secured First Lien Notes due 2023), U.S. tax-exempt holders of ordinary shares may be subject to the tax on UBTI on their investment (for so long as VDI is treated as a partnership for U.S. federal income tax purposes and has acquisition indebtedness).

VDI expects to conduct its affairs so that it will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes. As a consequence, VDI expects that Non-U.S. Holders will not be subject to U.S. federal tax on a net income basis with respect to the income of VDI, and that VDI will not be required to withhold tax under Section 1446 of the Code with respect to Non-U.S. Holders. If, however, VDI were determined to be engaged in a trade or business within the United States for U.S. federal income tax purposes, and had income effectively connected therewith, then, in the case of a Non-U.S. Holder (a) the share of VDI’s income that is effectively connected with such trade or business that is allocable to such Non-U.S. Holder could be subject to U.S. federal income withholding tax at a rate equal to the highest applicable U.S. federal income tax rate and such holder could be required to file a U.S. federal income tax return and pay U.S. federal income tax on its allocable share of VDI’s net effectively connected income, (b) all or a portion of the gain on the disposition (including by redemption) of ordinary shares by such Non-U.S. Holder could be taxed as effectively connected income to the extent such gain is attributable to assets of VDI that generate effectively connected income, (c) if it is a corporation such income could be subject to an additional branch profits tax of 30% on its allocable share of VDI’s effectively connected earnings and profits, adjusted as provided by law (subject to reduction by any applicable tax treaty), and (d) such Non-U.S. Holder, whether or not a corporation, could be viewed as being engaged in a trade or business within the United States and as maintaining an office or other fixed place of business within the United States, and certain other income of such Non-U.S. Holder could be treated as effectively connected income (for example, a Non-U.S. Holder who, pursuant to an applicable tax treaty, is currently not subject to tax with respect to a trade or business within the United States because such holder does not have a permanent establishment in the United States could lose the benefits of the tax treaty as a result of its ownership of ordinary shares).

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We strongly urge you to review carefully the foregoing discussion and to seek advice based on your particular circumstances from an independent tax advisor.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in VDI’s filings with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements. VDI disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 24, 2020

VANTAGE DRILLING INTERNATIONAL

/s/ Douglas E. Stewart
Douglas E. Stewart
Vice President, General Counsel and Corporate Secretary